SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to Drawdown Under the Medium Term Note Programme of China Unicom (Hong Kong) Limited dated April 11, 2014.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 14, 2014

By:	/s/ Chang Xiaobing
Name:	Chang Xiaobing
Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. This announcement is not, and is not intended to be, an offer of securities of the Company for sale, or the solicitation of an offer to buy securities of the Company, in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act, or any state securities laws of the United States, and may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except pursuant to an exemption under, or in a transaction not subject to, the U.S. Securities Act. This announcement and the information contained herein are not for distribution, directly or indirectly, in or into the United States. No public offer of the securities referred to herein is being or will be made in the United States.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

VOLUNTARY ANNOUNCEMENT

DRAWDOWN UNDER THE MEDIUM TERM NOTE PROGRAMME

The Board wishes to announce that on 10 April 2014, the Company and the Joint Lead Managers entered into the Subscription Agreement to offer and issue the Drawdown Notes in an aggregate nominal amount of RMB4,000,000,000 on 16 April 2014 outside the United States in offshore transactions to non-U.S. persons in reliance on Regulation S under the U.S. Securities Act. The Drawdown Notes are denominated in Renminbi.

Application will be made for the listing of, and permission to deal in, the Drawdown Notes on the Stock Exchange by way of debt issues to professional investors (as defined under the SFO) only and such permission is expected to become effective on or about 17 April 2014.

DRAWDOWN UNDER THE MEDIUM TERM NOTES PROGRAMME BY THE COMPANY

The Board wishes to announce that on 10 April 2014, the Company and the Joint Lead Managers entered into the Subscription Agreement to offer and issue RMB4,000,000,000 in aggregate nominal amount of Drawdown Notes on 16 April 2014 outside the United States in offshore transactions to non-U.S. persons in reliance on Regulation S under the U.S. Securities Act.

PRINCIPAL TERMS OF THE DRAWDOWN NOTES

Issuer:	China Unicom (Hong Kong) Limited

Joint Bookrunners and	Bank of China Limited and Bank of China (Hong Kong)
Joint Lead Managers:	Limited, China International Capital Corporation Hong Kong
Securities Limited, J.P. Morgan Securities (Asia Pacific) Limited and Nomura International plc

Issue Currency:	Renminbi

Issue Size:	RMB4,000,000,000

Issue Price:	100% of the aggregate nominal amount

Coupon:	4.00% per annum

Pricing Date:	10 April 2014

Issue Date:	16 April 2014

Maturity Date:	16 April 2017

The Company intends to use the net proceeds of the Drawdown Notes for the Company’s working capital and general corporate purposes.

Application will be made for the listing of, and permission to deal in, the Drawdown Notes on the Stock Exchange by way of debt issues to professional investors (as defined in the SFO) only and such permission is expected to become effective on or about 17 April 2014.

Completion of the Subscription Agreement is subject to the satisfaction, or waiver, of the conditions precedent. In addition, the Subscription Agreement may be terminated by the Joint Lead Managers under certain circumstances. As the Subscription Agreement may or may not be completed and the Drawdown may or may not proceed, shareholders of the Company and potential investors are reminded to exercise caution when dealing in the securities of the Company.

DEFINITIONS

In this announcement, the following expressions have the meaning set out below unless the context otherwise requires:

“Board”	the board of directors of the Company

“Company”	China Unicom (Hong Kong) Limited, whose shares are listed on the main board of the Stock Exchange

“Drawdown Notes”	the notes to be offered and issued by the Company pursuant to a drawdown under the Programme, as set out in this announcement

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Joint Lead Managers”	Bank of China Limited and Bank of China (Hong Kong) Limited, China International Capital Corporation Hong Kong Securities Limited, J.P. Morgan Securities (Asia Pacific) Limited and Nomura International plc

“Programme”	the medium term note programme in a nominal amount of up to RMB10,000,000,000 established by the Company on 3 April 2014

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription	the subscription agreement dated 10 April 2014 entered into
Agreement”	between the Company and the Joint Lead Managers in relation to the Drawdown

“U.S. Securities Act”	the United States Securities Act of 1933, as amended

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 11 April 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton, Chung Shui Ming Timpson,
Cai Hongbin and Law Fan Chiu Fun Fanny